UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

RoboGroup T.E.K. Ltd.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Israel
(Jurisdiction of Subject Company's Incorporation or Organization)

RoboGroup T.E.K. Ltd.
(Name of Person(s) Furnishing Form)

Ordinary Shares, par value NIS 0.5 per share
(Title of Class of Subject Securities)

M20330102
(CUSIP Number of Class of Securities (if applicable))

Intelitek Inc. 18 Tsienneto Road. Derry, NH 03038 Telephone: 603-625-8600
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
February 15, 2022
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.
99.1	Shelf offering report for issuance by way of rights, an adapted version of a Tel Aviv Stock Exchange Report (Translated). (previously filed)

Item 2. Informational Legends

The required legends have been included in prominent portions of the Exhibits referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.
99.2	Questions and Answers about the Rights Offering (revised)

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed with the Securities and Exchange Commission on February 15, 2022

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RoboGroup T.E.K. Ltd.

By:	/s/ Gil Segal
Name: Gil Segal
Title: Chief Financial Officer
Date: February 15, 2022